

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 27, 2017

<u>Via E-Mail</u>
J. Garrett Stevens
President and Chief Executive Officer
Exchange Traded Concepts, LLC
10900 Hefner Point Drive, Suite 207
Oklahoma City, OK 73120

> **Re: Perth Mint Physical Gold ETF**
> **Draft Registration Statement on Form S-1**
> **Submitted August 30, 2017**
> **CIK No. 0001708646**

Dear Mr. Stevens:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Prospectus Cover Page

4. Please revise to identify the initial Authorized Participant as an underwriter.

5. We note your disclosure that the initial purchaser will deposit gold for the purchase of two initial Baskets totaling 200,000 shares. Please revise to identify the initial purchaser and disclose the price per share paid as a fixed dollar amount. Please Refer to Item 501(b)(3) of Regulation S-K.

Risk Factors, page 16

6. We note your disclosure that you will be treated as a "grantor trust" for federal income tax purposes and, as a result, your income and expenses will "flow through" to your investors, and you will report your income, gains, losses and deductions to the Internal Revenue Service (IRS) on that basis. Please add a risk factor regarding this tax treatment.

7. Please consider adding risk factor disclosure related to the expense and difficulty of investors requesting delivery of Physical Gold in exchange for their shares or tell us why such disclosure is not necessary.

Payment of the Custodian Sponsor Fee in Gold and the Sale of Gold by the Trust May Cause a Decline in the Value of the Shares

The amount of gold represented by each share will decrease…., page 25

8. Please revise to quantify the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

The Gold Industry, page 26

9. Please provide a brief description of the liquidity and trading characteristics of gold.

Allocated and Unallocated Gold, page 28

10. We note your disclosure on page 29 that "[a]llocated and unallocated gold held by the Custodian for the benefit of the Trust is held by the Custodian and covered by the Government Guarantee, which provides that the payment of the cash equivalent of gold due, payable and deliverable by the Custodian under the Act and all moneys due and payable by the Custodian is guaranteed by the Treasurer of Western Australia, in the name and on behalf of the State of Western Australia." Please add disclosure describing how the payment of the cash equivalent of gold due, payable and deliverable by the Custodian, will be calculated.

The Perth Mint, page 29

11. Please highlight The Perth Mint's role as Custodial Sponsor to provide context to this discussion.

Taking Delivery of Gold, page 38

12. Please provide an estimate of the expenses and product premiums to be borne by investors requesting delivery of Physical Gold in exchange for their shares.

Example of an Exchange of Shares for Physical Gold, page 42

13. We note your disclosure on page 43 that "[u]pon final approval of the Delivery Application by the Custodian, a Delivery Applicant then… (B) returns a copy of the Delivery Application to the Delivery Applicant…." We also note your disclosure on page 41 that "[u]pon final approval of the Delivery Application by the Custodian, the Custodian shall… (B) return a copy of the Delivery Application to the Delivery Applicant…." Please revise your disclosure to reconcile this apparent discrepancy.

Description of the Trust

Valuation of Gold and Computation of Net Asset Value, page 52

14. We note your disclosure that your Net Asset Value is calculated in part by aggregating the value of gold and other assets, if any, held by you (other than any amounts credited to your reserve account, if any). Please provide a description of the reserve account and what amounts you expect to be in such account.

The Custodian, page 69

15. Please add disclosure regarding the controls that are in place to ensure that your gold that is held by the Custodian is safe.

Item 16. Exhibits and Financial Statement Schedules., page F-7

16. Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

     You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Christopher D. Menconi, Esq.
       Morgan, Lewis & Bockius LLP